UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JANUARY 11, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cyclacel Pharmaceuticals, Inc.

File No. 000-50626 - CF#28468

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        Cyclacel Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 15, 2012, as amended on January 10, 2013.

        Based on representations by Cyclacel Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

        Exhibit 10.1   through May 14, 2022

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John Reynolds
Assistant Director